UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

UNCONSOLIDATED NET INCOME OF PS 40,522 MILLION FOR THE MONTH OF JUNE 2007
TOTALING PS 357,288 MILLION FOR THE FIRST SIX MONTHS OF 2007
Medellín, Colombia, July 11, 2007
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 40,522 million during the past month of June.
During June, total net interest income, including investment securities amounted to Ps 164,608 million. Additionally, total net fees and income from services totaled Ps 55,314 million.
Total assets amounted to Ps 29.18 trillion, total deposits totaled Ps 18.61 trillion and Bancolombia’s total shareholders’ equity amounted to Ps 3.52 trillion.
Bancolombia’s (unconsolidated) level of past due loans as a percentage of total loans was 2.49% as of June 30, 2007, and the level of allowance for past due loans was 142.41% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), Bancolombia’s market share of the Colombian financial system in June 2007 was as follows: 18.2% of total deposits, 20.8% of total net loans, 18.9% of total savings accounts, 21.8% of total checking accounts and 13.4% of total time deposits.

* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Jun07/May07		Annual
(Ps Millions)	Jun-06	May-07	Jun-07	$	%	%
ASSETS
Cash and due from banks	936,386	1,414,014	1,894,783	480,769	34.00%	102.35%
Overnight funds sold	532,689	431,209	494,651	63,442	14.71%	-7.14%
Total cash and equivalents	1,469,075	1,845,223	2,389,434	544,211	29.49%	62.65%

Debt securities	6,035,334	3,995,659	3,718,886	-276,773	-6.93%	-38.38%
Trading	3,336,797	1,839,681	1,674,978	-164,703	-8.95%	-49.80%
Available for Sale	1,459,238	1,067,918	973,651	-94,267	-8.83%	-33.28%
Held to Maturity	1,239,299	1,088,060	1,070,257	-17,803	-1.64%	-13.64%
Equity securities	920,907	955,158	961,667	6,509	0.68%	4.43%
Trading	2,811	597	5,602	5,005	838.36%	99.29%
Available for Sale	918,096	954,561	956,065	1,504	0.16%	4.14%
Market value allowance	-40,507	-29,789	-29,833	-44	0.15%	-26.35%
Net investment securities	6,915,734	4,921,028	4,650,720	-270,308	-5.49%	-32.75%

Commercial loans	11,475,783	15,038,857	15,223,340	184,483	1.23%	32.66%
Consumer loans	2,280,338	2,940,779	3,068,543	127,764	4.34%	34.57%
Small business loans	73,968	116,163	112,840	-3,323	-2.86%	52.55%
Mortgage loans	1,708,818	1,924,507	2,031,531	107,024	5.56%	18.89%
Allowance for loans and financial leases losses	-548,244	-673,673	-720,858	-47,185	7.00%	31.48%
Net total loans and financial leases	14,990,663	19,346,633	19,715,396	368,763	1.91%	31.52%

Accrued interest receivable on loans	148,921	217,828	234,818	16,990	7.80%	57.68%
Allowance for accrued interest losses	-7,234	-9,437	-10,562	-1,125	11.92%	46.00%
Net total interest accrued	141,687	208,391	224,256	15,865	7.61%	58.28%

Customers’ acceptances and derivatives	56,096	242,748	237,090	-5,658	-2.33%	322.65%
Net accounts receivable	215,477	321,557	365,428	43,871	13.64%	69.59%
Net premises and equipment	341,602	374,029	375,485	1,456	0.39%	9.92%
Foreclosed assets	23,855	14,122	13,185	-937	-6.64%	-44.73%
Prepaid expenses and deferred charges	27,108	36,972	30,324	-6,648	-17.98%	11.86%
Goodwill	53,991	28,641	26,336	-2,305	-8.05%	-51.22%
Other	426,998	370,598	256,118	-114,480	-30.89%	-40.02%
Reappraisal of assets	668,858	853,640	896,405	42,765	5.01%	34.02%
Total assets	25,331,144	28,563,582	29,180,177	616,595	2.16%	15.19%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,434,429	3,896,674	3,895,143	-1,531	-0.04%	13.41%
Checking accounts	3,149,113	3,606,203	3,578,721	-27,482	-0.76%	13.64%
Other	285,316	290,471	316,422	25,951	8.93%	10.90%

Interest bearing	12,288,793	14,420,880	14,715,170	294,290	2.04%	19.74%
Checking accounts	303,297	293,438	294,808	1,370	0.47%	-2.80%
Time deposits	3,286,884	3,561,845	4,096,939	535,094	15.02%	24.65%
Savings deposits	8,698,612	10,565,597	10,323,423	-242,174	-2.29%	18.68%

Total deposits	15,723,222	18,317,554	18,610,313	292,759	1.60%	18.36%
Overnight funds	1,348,952	439,938	1,685,057	1,245,119	283.02%	24.92%
Bank acceptances outstanding	60,726	50,323	56,289	5,966	11.86%	-7.31%
Interbank borrowings	1,892,777	1,266,191	1,018,073	-248,118	-19.60%	-46.21%
Borrowings from domestic development banks	864,606	918,425	976,077	57,652	6.28%	12.89%
Accounts payable	796,737	2,099,373	1,239,422	-859,951	-40.96%	55.56%
Accrued interest payable	130,942	119,431	130,618	11,187	9.37%	-0.25%
Other liabilities	271,014	275,230	271,966	-3,264	-1.19%	0.35%
Bonds	979,686	1,285,030	1,285,585	555	0.04%	31.22%
Accrued expenses	261,236	389,576	384,867	-4,709	-1.21%	47.33%
Total liabilities	22,329,898	25,161,071	25,658,267	497,196	1.98%	14.91%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	363,914	365,375	1,461	0.40%	0.40%

Retained earnings	1,519,876	1,740,870	1,824,365	83,495	4.80%	20.03%
Appropiated	1,228,943	1,424,104	1,467,077	42,973	3.02%	19.38%
Unappropiated	290,933	316,766	357,288	40,522	12.79%	22.81%

Reappraisal and others	1,145,247	1,312,589	1,355,357	42,768	3.26%	18.35%
Gross unrealized gain or loss on debt securities	(27,791)	(14,862)	(23,187)	(8,325)	56.02%	-16.57%

Total shareholder’s equity	3,001,246	3,402,511	3,521,910	119,399	3.51%	17.35%

Total liabilities and shareholder’s equity	25,331,144	28,563,582	29,180,177	616,595	2.16%	15.19%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Jun-06	Jun-07%		May-07	Jun-07%
Interest income and expenses
Interest on loans	862,587	1,187,729	37.69%	210,428	219,160	4.15%
Interest on investment securities	(46,148)	142,815	409.47%	24,223	31,108	28.42%
Overnight funds	12,243	24,230	97.91%	4,804	4,632	-3.58%
Total interest income	828,682	1,354,774	63.49%	239,455	254,900	6.45%

Interest expense Checking accounts	3,910	8,398	114.78%	995	1,439	44.62%
Time deposits	104,977	123,740	17.87%	21,336	23,582	10.53%
Savings deposits	111,632	209,540	87.71%	39,821	37,160	-6.68%
Total interest on deposits	220,519	341,678	54.94%	62,152	62,181	0.05%

Interbank borrowings	56,118	41,490	-26.07%	10,624	5,951	-43.99%
Borrowings from domestic development banks	29,003	26,687	-7.99%	4,914	5,183	5.47%
Overnight funds	28,165	37,398	32.78%	4,064	8,476	108.56%
Bonds	41,574	29,910	-28.06%	4,794	8,501	77.33%
Total interest expense	375,379	477,163	27.11%	86,548	90,292	4.33%

Net interest income	453,303	877,611	93.60%	152,907	164,608	7.65%
Provision for loan and accrued interest losses, net	(76,954)	(170,704)	121.83%	(41,745)	(48,347)	15.82%
Recovery of charged-off loans	29,528	29,041	-1.65%	6,990	4,782	-31.59%
Provision for foreclosed assets and other assets	(14,212)	(10,886)	-23.40%	(1,508)	(1,961)	30.04%
Recovery of provisions for foreclosed assets and other assets	57,434	36,439	-36.56%	7,047	23	-99.67%

Total net provisions	(4,204)	(116,110)	2661.89%	(29,216)	(45,503)	55.75%
Net interest income after provision for loans and accrued interest losses	449,099	761,501	69.56%	123,691	119,105	-3.71%

Commissions from banking services and other services	38,693	42,125	8.87%	7,702	8,087	5.00%
Electronic services and ATM’s fees, net	42,550	34,423	-19.10%	5,839	6,404	9.68%
Branch network services, net	26,151	48,016	83.61%	8,449	8,018	-5.10%
Collections and payments fees, net	33,844	51,909	53.38%	9,232	9,404	1.86%
Credit card merchant fees, net	4,314	10,229	137.11%	1,598	712	-55.44%
Credit and debit card fees, net	118,251	119,696	1.22%	19,917	22,648	13.71%
Checking fees, net	29,080	32,811	12.83%	5,930	5,414	-8.70%
Check remittance, net	5,589	5,024	-10.11%	665	842	26.62%
International operations, net	12,689	16,302	28.47%	2,651	2,729	2.94%
Total fees and other service income	311,161	360,535	15.87%	61,983	64,258	3.67%

Other fees and service expenses	(33,727)	(45,524)	34.98%	(7,257)	(8,944)	23.25%
Total fees and income from services, net	277,434	315,011	13.54%	54,726	55,314	1.07%

Other operating income
Net foreign exchange gains	136,753	(56,570)	-141.37%	(54,135)	28,029	-151.78%
Forward contracts in foreign currency	(62,098)	106,890	272.13%	72,015	(19,893)	-127.62%
Gains(Loss) on sales of investments on equity securities	43,128	(13,208)	-130.63%	—	—	0.00%
Gains on sale of mortgage loan	—	—	0.00%	—	—	0.00%
Dividend income	128,538	122,067	-5.03%	103	—	*
Communication, rent payments and others	790	702	-11.14%	120	108	-10.00%
Total other operating income	247,111	159,881	-35.30%	18,103	8,244	-54.46%

Total income	973,644	1,236,393	26.99%	196,520	182,663	-7.05%
Operating expenses
Salaries and employee benefits	267,713	301,342	12.56%	50,789	53,053	4.46%
Bonus plan payments	4,556	20,384	347.41%	4,342	2,308	-46.84%
Compensation	1,256	9,672	670.06%	763	837	9.70%
Administrative and other expenses	307,943	384,788	24.95%	63,334	62,581	-1.19%
Deposit security, net	24,293	20,494	-15.64%	4,276	3,462	-19.04%
Donation expenses	84	225	167.86%	64	33	-48.44%
Depreciation	35,203	39,933	13.44%	7,361	8,511	15.62%
Total operating expenses	641,048	776,838	21.18%	130,929	130,785	-0.11%

Net operating income	332,596	459,555	38.17%	65,591	51,878	-20.91%
Merger expenses	12,478	—	*	—	—	0.00%
Goodwill amortization	11,987	13,827	15.35%	2,305	2,304	-0.04%
Non-operating income (expense)
Other income	124,838	44,277	-64.53%	5,963	5,223	-12.41%
Other expense	(77,350)	(23,243)	-69.95%	(3,683)	(1,869)	-49.25%
Total non-operating income	47,488	21,034	-55.71%	2,280	3,354	47.11%
Income before income taxes	355,619	466,762	31.25%	65,566	52,928	-19.28%
Income tax expense	(64,686)	(109,474)	69.24%	(20,199)	(12,406)	-38.58%

Net income	290,933	357,288	22.81%	45,367	40,522	-10.68%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 11, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance